Mail Stop 3561

April 15, 2010

William C. Rhodes, III, Chief Executive Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for the Year Ended August 29, 2009, as amended**
> **Filed October 26, 2009**
> **Form 10-Q for the Period Ended February 13, 2010**
> **Filed March 18, 2010**
> **Form 10-Q for the Period Ended November 21, 2009**
> **Filed December 17, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 26, 2009**
> **File No. 1-10714**

Dear Mr. Rhodes:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended August 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 19

1. In future filings, please expand your Executive Summary section, and the similar
    sections in your quarterly reports on Form 10-Q, to discuss known material trends,
    demands, commitments, events, or uncertainties that will have, or are reasonably
    likely to have, a material impact on your financial condition, operating performance,
    revenues, or income, or result in your liquidity decreasing or increasing in any
    material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please
    address the following examples, but realize that these are examples only and not an
    exhaustive list of the revisions you should make:

    •   You state that there are various factors occurring within the current economy that
        affect both your customers and your industry, including the credit crisis and
        higher unemployment. Please discuss these trends in greater detail, whether you
        believe these trends will continue and for how long, how you believe these trends
        will impact you in future periods, and the steps you are taking to address these
        trends, if any.

    •   You state that the two statistics that have the closest correlation to your market
        growth over the long-term are miles driven and the number of "seven year old or
        older" vehicles on the road. In this regard, you state that the number of miles
        driven declined for the 16th straight month in March, was relatively flat in April
        and May, and increased in June and July. Also, you state that you are optimistic
        that, over the long-term, this trend will stabilize at low single digit increases as the
        number of vehicles on the road continues to increase. Please explain why you
        believe that the number of miles driven correlates to your market growth over the
        long-term. Further, please disclose the digit decreases in the number of miles
        driven for the 16 straight months ended in March, the increases or decreases in
        April and May, and the increases in June and July. Finally, please discuss why
        you are optimistic that, over the long-term, the number of miles driven will
        increase at a "low single digit" rate and how this increase will impact you.

    •   Please explain why you believe that number of "seven year old or older" vehicles
        on the road correlates to your market growth over the long-term.

    •   You state that you believe gas prices impact your customers' behavior with
        respect to driving and maintaining their cars. Also, you state that gas prices
        peaked at roughly $4.00 per gallon in the summer of 2008 and, by the end of
        fiscal 2009, gas prices rose to approximately $2.61 per gallon from approximately
        $2.00 per gallon in February 2009. Please discuss the trend in gas prices in
        greater detail, your beliefs regarding whether gas prices will increase or decrease

in the future, how you believe the increase or decrease in gas prices will impact you in future periods, and the steps you are taking, if any, to address this trend.

- On page 22, you state that you expect to invest in your business consistent with historical rates during fiscal 2010, primarily related to your new store development program and enhancements to existing stores and infrastructure. In this regard, we note that the number of your new stores and the number of net new stores has decreased since 2006. Please discuss your investment plans going forward in greater detail, the reasons that the number of new stores and net new stores have decreased in recent years, and whether you believe this trend will continue.

- On page 12 in your quarterly report on Form 10-Q for the period ended February 13, 2010, you state that you have recently seen a minimal correlation in sales performance with miles driven, which has historically been a key statistic with strong correlation to your sales results over the long term. Please discuss this minimal correlation in greater detail, why you believe this minimal correlation occurred, whether you believe it will continue in future periods, and the steps you are taking in response to this belief, if any.

Item 9A. Controls and Procedures, page 62

2. We note management's conclusion that your disclosure controls and procedures were effective as of August 29, 2009. Further, we note management's same conclusions regarding your disclosure controls and procedures in your quarterly reports on Form 10-Q for the periods ended November 21, 2009 and February 13, 2010. However, in your disclosure, you neither cite Rules 13a-15(e) or 15d-15(e) under the Exchange Act, which contain the definition of disclosure controls and procedures, nor do you provide the complete definition in these rules. Therefore, it is unclear by what standard management concluded that your disclosure controls and procedures were effective. Please note that you are not required to include the definition in the text, however, if the definition is not included, you should refer to the rules under which the definition is provided. In future filings, when disclosing management's conclusion regarding the effectiveness of your disclosure controls and procedures, please either cite to Rules 13a-15(e) or 15d-15(e) under the Exchange Act or provide the complete definition from those rules in your document.

3. Also, please confirm for us, if true, that management's conclusions in your annual report on Form 10-K and in your quarterly reports on Form 10-Q for the periods ended November 21, 2009 and February 13, 2010 that your disclosure controls and procedures were effective meant that your disclosure controls and procedures were effective as that term is defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. If not true, please explain.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 45

4. Please confirm, if true, that you have no related party transactions or agreements to disclose pursuant to Item 404(a) of Regulation S-K since the beginning of your fiscal year ended August 29, 2009. If not true, in future filings, please disclose the transactions as appropriate.

*   *   *   *   *

        Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

William C. Rhodes, III
AutoZone, Inc.
April 15, 2010
Page 5

      Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director